August 16, 2011

VIA EDGAR

Debbie Skeens, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 82 to the Registration
Statement on Form N-1A of EQ Advisors Trust (File Nos. 811-07953 and
333-17217)

Dear Ms. Skeens:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on July 22, 2011 concerning Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUSES

1.	Certain Portfolios that serve as underlying funds also are structured as funds-of-funds (see, e.g., EQ/Quality Bond Plus Portfolio). Please explain supplementally the legal basis under Section 12 of the 1940 Act for this structure and how the insurers obligations under Section 26(f) of the 1940 Act (e.g., reasonableness of fees) are met given this structure.

None of the Trust’s funds-of-funds Portfolios serve as underlying funds to other funds-of-funds Portfolios of the Trust or AXA Premier VIP Trust. In accordance with the exemption provided by Section 12(d)(1)(G) of the 1940 Act, shares of the Trust’s fund-of-funds Portfolios that rely on Section 12(d)(1)(G) are not sold to other portfolios of the Trust or AXA Premier VIP Trust that rely on that exemption.

Debbie Skeens, Esq.

August 16, 2011

2.	Fee Tables

With respect to those Portfolios that reflect the effect of an expense limitation arrangement in their fee tables, the relevant footnote discloses that the arrangement is effective through April 30, 2012. As April 30, 2012 is not one year from the anticipated effective date of this Post-Effective Amendment, please remove the expense limitation line items and related footnote from the fee tables. (See Form N-1A, Item 3, Instruction 3(e).)

The Trust has not removed the relevant expense limitation line items and related footnotes as requested. However, in response to the staff’s comment, the Trust has revised the relevant footnote to reflect that the expense limitation arrangement will be in effect through August 31, 2012 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement).

3.	Principal Investment Strategies and Principal Risks

All Prospectuses

(a)	For each Portfolio that describes derivatives, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks. (See Barry Miller Letter to the ICI dated July 30, 2010.)

The Trust has not made any changes in response to this comment. As indicated in the Trust’s letter to Sonny Oh of the SEC staff dated April 29, 2011, the Trust reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy in connection with its annual update process and in response to the same comment from the staff. At that time, in consultation with the staff, the Trust updated certain derivative disclosures consistent with the comment and the Trust confirmed with the staff its belief that the disclosure is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

(b)	Confirm supplementally that each type of derivative instrument named in the Derivatives Risk disclosure is consistent with the overall investment strategy of a Portfolio.

The Trust notes that the Derivatives Risk disclosure in the section of the prospectuses entitled “Principal Risks” does not refer to specific types of

Debbie Skeens, Esq.

August 16, 2011

derivative instruments. The Trust confirms, however, that the types of derivative instruments named in each Portfolio’s principal investment strategy disclosure are consistent with that Portfolio’s overall investment mandate.

(c)	Please note that the disclosure in the “Principal Investment Strategy” section of the prospectuses often includes the terms “Manager” and “Adviser,” but such terms are not always defined prior to their use. For example, please see the Master Prospectus, pages 3, 32, and 48 and the AXA Tactical Manager Prospectus, pages 4 and 8.

The Trust has added definitions for the terms “Manager” and “Adviser” to the “Principal Investment Strategy” sections of the prospectuses where appropriate.

Master Prospectus

(d)	Certain Portfolios state that their assets “normally are allocated between two investment managers, each of which will manage its portion of the Portfolio using a different but complimentary investment strategy.” (See, e.g., pages 10, 34, 59, 66, 73, 80 and 93.) These same Portfolios then disclose three portfolio management teams in the section “Who Manages the Portfolio.” Please revise this disclosure to clarify which investment manager is responsible for each portion of the Portfolio.

In response to the staff’s comment, the Trust has revised the disclosure in the Principal Investment Strategy section of the prospectus for each of the relevant Portfolios to clarify when the Manager is responsible for an allocated portion of the Portfolio and when each Adviser is responsible for an allocated portion of the Portfolio.

(e)	With respect to each of the EQ/Large Cap Core PLUS, EQ/Large Cap Growth PLUS and EQ/Mid Cap Value PLUS Portfolios, in the section “Who Manages the Portfolio,” please disclose which investment manager is responsible for the ETF Allocated Portion of the Portfolio.

The Trust has made the requested change.

(f)	With respect to the EQ/Quality Bond PLUS Portfolio, in the section “Who Manages the Portfolio,” please disclose which investment manager is responsible for the Funds of Funds Portion of the Portfolio.

The Trust has made the requested change.

Debbie Skeens, Esq.

August 16, 2011

4.	Risk/Return Bar Charts and Tables

(a)	For each Portfolio, please include the best and worst quarter performance information.

The Trust has added the requested disclosure.

(b)	Since the performance information to be included in the prospectuses is that of the Class IA shares or the Class IB shares, references to Class K shares in the bar charts and tables should deleted and replaced with Class IA shares or Class IB shares, as applicable.

In response to the staff’s comment, the Trust has deleted the references to Class K shares in the risk/return bar charts and tables.

5.	More About Investment Strategies, Risks and Benchmarks

In the Master Prospectus, please delete the disclosure in the section entitled “More About Investment Strategies, Risks and Benchmarks — Strategies — Allocation Strategies — PACTIVE Portfolios” as none of the Portfolios use this strategy. Please also delete references to the PACTIVE Portfolios from “More About Investment Strategies, Risks and Benchmarks — Strategies — Additional Strategies — Temporary Defensive Investments” and “Management of the Trust — The Manager.”

The Trust has not made the requested changes because the disclosure in the section “More About Investment Strategies, Risks and Benchmarks — Strategies — Allocation Strategies — PACTIVE Portfolios” is relevant for the EQ/AXA Franklin Small Cap Value Core Portfolio, EQ/Franklin Core Balanced Portfolio, EQ/Global Multi-Sector Portfolio, EQ/Mutual Large Cap Equity Portfolio and EQ/Templeton Global Equity Portfolio, which are collectively defined as the “PACTIVE Portfolios” on page 153 of the prospectus.

6.	Fund Distribution Arrangements

The “Fund Distribution Arrangements” section of the Prospectuses states that “Class K shares are sold only to other Portfolios of the Trust, portfolios of AXA Premier VIP Trust and retirement plans.” The section “Purchase and Redemption of Portfolio

Debbie Skeens, Esq.

August 16, 2011

Shares” in the Portfolio summaries states that Portfolio “shares are currently sold only to insurance company separate accounts ….” Please revise the disclosure for consistency. Please also revise the related disclosure in the SAI supplements.

In response to the staff’s comment, the Trust has added a sentence to the end of the first paragraph in the section “Purchase and Redemption of Portfolio Shares” to state that the Class K shares are sold only to portfolios of the Trust, portfolios of AXA Premier VIP Trust and retirement plans, as applicable. In addition, the Trust has revised the disclosure in the SAI supplements to clarify that Class K shares of the Trust may only be sold to portfolios of the Trust, portfolios of AXA Premier VIP Trust and retirement plans.

MISCELLANEOUS

7.	Please provide responses to all comments that ask for confirmation (supplementally or otherwise) prior to the effective date of the PEAs. Please also provide “Tandy” representations in the form of EDGAR correspondence prior to the effective date of the PEAs.

A letter responding to all comments that ask for confirmation was filed in the form of EDGAR correspondence on August 11, 2011. This response letter and a “Tandy” letter have been filed in the form of an EDGAR correspondence with Post-Effective Amendment No. 83.

*            *             *            *            *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP